EXHIBIT (a)(5)(K)

Circuit City Announces Final Results of Tender Offer for InterTAN

Richmond, Va., May 17, 2004 - Circuit City Stores, Inc. (NYSE:CC) today announced that the subsequent offering period of its tender offer for all outstanding shares of common stock of InterTAN, Inc. (NYSE:ITN) expired at 11:59 p.m., Eastern Daylight Time, on Friday, May 14, 2004.

Based on information provided by Wells Fargo Bank, N.A., acting as depositary for the offer, 212,692 additional shares of InterTAN common stock were validly tendered during the subsequent offering period. A total of 19,489,171 shares of InterTAN common stock, representing approximately 96 percent of InterTAN’s outstanding shares, were tendered during the initial and subsequent offering periods. Circuit City, through a wholly owned acquisition subsidiary, has accepted all of these shares for payment.

Circuit City now plans to acquire the remaining InterTAN shares through a short-form merger in which each share of InterTAN common stock will be converted into the right to receive $14 in cash, the same amount of consideration paid for shares tendered in the offer, subject to appraisal rights.

Circuit City expects the merger to be completed by the end of May.

About Circuit City Stores, Inc.

With headquarters in Richmond, Va., Circuit City Stores, Inc. puts the customer first with high-quality service and more than 5,000 consumer electronics products available in its stores and online at www.circuitcity.com. Top-quality, low-priced products; detailed product information; and product specialists, who complete extensive online and in-store training programs, are all part of Circuit City’s promise to provide superior consumer electronics solutions to its customers. Circuit City’s store revitalization program reflects the changing needs of consumer electronics shoppers; the stores are brighter and more open; the aisles are wider; and virtually every product Circuit City sells is on the sales floor for easy customer access. Circuit City operates 602 Circuit City Superstores and five mall-based stores in 158 markets.

About InterTAN, Inc.

InterTAN, Inc., headquartered in Barrie, Ontario, operates through approximately 990 company retail stores and dealer outlets in Canada under the trade names RadioShack®, Rogers Plus®, and Battery Plus®.

Forward-Looking Statements

This release contains forward-looking statements, which are subject to risks and uncertainties, including without limitation statements regarding the timing and ultimate completion of the proposed acquisition of InterTAN.

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Contact:	Bill Cimino, Director of Corporate Communications, (804) 418-8163

Jessica Simmons, Investor Relations, (804) 527-4038

Virginia Watson, Investor Relations, (804) 527-4033